WAIVER OF SPECIFIED PREMIUM RIDER

This rider is part of your policy. It is issued in consideration of the application and deduction from accumulated value of the monthly cost of waiver rates for the benefits provided by this rider. All definitions, provisions and exceptions of the policy apply to this rider unless changed by this rider. the effective date is the Policy Date unless another date is shown on the current Data Pages.

DEFINITIONS An Age Policy Anniversary means the Policy Anniversary on or next following the birthday designated.

EXAMPLE: If the Policy Date is June 5, 2000, and the Insured is 65 years old on June 4, 2001, the Age 65 Policy Anniversary is June 5, 2001.

TOTAL DISABILITY For purposes of this rider, Total Disability is disability which results from injury or sickness and prevents the Insured from working for pay or profit:

1. In the Insured's regular occupation during the first 2 years of the disability; and

2. Thereafter, in any occupation for which the Insured is reasonably fitted by education, training, or experience.

Until the Insured's 25th birthday, "working for pay or profit" includes attending school full time outside the home.

Total Disability also means (without regard to "working for pay or profit") the total and irrecoverable loss of (a) sight of both eyes; (b) use of both hands or both feet; or (c) use of one hand and one foot.

WAIVER PERIOD A Waiver Period becomes effective only after the Insured has remained Totally Disabled for 6 continuous months. Once effective, the Waiver Period begins:

1. On the Insured's Age 5 Policy Anniversary if the rider was issued and Total Disability began before and continues to that date; or

2. For all others, on the Monthly Date which follows the date Total Disability began.

In no event will a Waiver Period begin earlier than one year prior to our receipt of Written Notice of the Insured's Total Disability.

The  Waiver  Period  will  continue  as  long  as  Total  Disability   continues
uninterrupted, except that the Waiver Period will:

1. End on the policy's Maturity Date (or death of the Insured, whichever is earlier) if Total Disability:

a. Begins prior to the Insured's Age 60 Policy Anniversary; and

b. Continues to the Insured's Age 65 Policy Anniversary.

2. End on the Insured's Age 65 Policy Anniversary, if Total Disability:

a. Begins on or after the Insured's Age 60 Policy Anniversary; and

b. Begins before the Insured's Age 63 Policy Anniversary.

3. End after 2 years if Total Disability:

a. Begins on or after the Insured's Age 63 Policy Anniversary; and

b. Begins before the Insured's Age 65 Policy Anniversary.

If during a Waiver Period, a paid specified premium would disqualify your policy as "life insurance" as defined in the Internal Revenue Code, as amended, we will not pay that portion of the specified premium which would cause the disqualification. We will resume paying the entire specified premium when this payment would not disqualify your policy as "life insurance".

DISABILITY BENEFITS If the Insured becomes Totally Disabled while this rider is in force, beginning on the first Monthly Date following the commencement of a Total Disability, we will pay the greater of the monthly specified premium as shown on the current Data Pages or the Monthly Policy Charges while the Insured remains Totally Disabled. We must receive proof of the Insured's Total Disability which has continued for six continuous months and which began after the Policy Date and began prior to the Insured's Attained Age 65.

If death benefit option 1 is in effect when we begin to waive your monthly specified premium, we will the change it to option 2. You may not change the death benefit option or increase the face amount during a waiver period.

We will pay the Accumulated Value of your policy to you on the maturity date if the policy matures while the specified premium is being waived under this rider.

COST OF WAIVER RIDER The cost for the Waiver of Monthly Policy Charge Rider is deducted on each Monthly Date. The cost is 1 multiplied by the result of 2 minus 3 where:

1. Is the Cost of Waiver Rate as shown on the current Data Pages divided by 1 plus the monthly guaranteed rate (1.XXXXXX);

2. Is the death benefit at the beginning of the Policy Month; and

3. Is the Accumulated Value at the beginning of the month.

The greater of the cost of Waiver of Specified Premium rider or cost of Waiver of Monthly Policy Charge Rider is deducted on each Monthly Date. The cost for the Waiver of Specified Premium rider is the sum of up to three parts--the cost of the policy, the cost of the Spouse Term Insurance rider, if any, and the cost for the Children Term Insurance rider, if any. The cost for each part is the product of 1 and 2 where:

1. Is the Cost of Insurance for the policy or rider for the Policy Month; and

2. Is the Cost of Waiver rates for the policy or rider as shown on the current Data Pages.

EXCEPTIONS In no case will the specified premiums be paid under this rider if the Total Disability results from an intentional self-injury or service in the military forces of any country at war, declared or undeclared.

We will not pay the specified premium for an Insured with a Total Disability which commences prior to the Policy Date, or the effective date of this rider, if later.

PROOF OF DISABILITY We will require proof which satisfies us of the Insured's Total Disability before any specified premium shall be paid. Such proof may include examination by doctors we select at our own expense.

We may require similar proof of the Insured's continued Total Disability from time to time during the first 2 years of Total Disability and once a year thereafter.

If such proof is not provided as we require, the waiver period will end and the specified premium payments shall again become payable by the Owner.

CLAIMS The benefits of this rider will not be granted unless we receive Written Notice of the claim while the Insured is living and remains Totally Disabled. Failure to comply however, will not invalidate a claim if it was not reasonably possible to give Written Notice within such time and notice was given as soon as reasonably possible.

Even if your policy terminates because of the expiration of a grace period, benefits of this rider may be granted if:

1. The Total Disability for which claim is made began before the end of the grace period;

2. We receive Written Notice of the claim within one year after the due date of the first unpaid specified premium; and

3. All other conditions for this rider are met.

If Total Disability begins within the grace period, any unpaid Monthly Policy Charges due prior to the start of the Waiver Period must be paid before the benefits of this rider are available.

POLICY INCREASES Refer to your current policy Data Pages to see if your policy contains a Cost of Living Increase rider or a Salary Increase rider.

If so, any increase arising from that rider will also be covered by this Waiver of Specified Premium rider. The Monthly Policy Charge for this rider will be increased based on the risk class or classes shown on the Data Pages. We will not require evidence of insurability.

If an increase under the Cost of Living Increase rider becomes effective during a waiver period, the Monthly Policy Charge for the increase will be waived as long as the waiver period continues.

TERMINATION This rider ends on the first of:

1. The termination of your policy;

2. The Insured's Age 65 Policy Anniversary; or

3. Our receipt of your Written Request to cancel it. The change will be effective on the Monthly Date on or next following the date we receive the request. We may require that you send your policy to our home office so that we can record the cancellation.

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